SEC
Mail Processing
Section

JAN 2 6 2010

Washington, DC
102



10029647

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13675

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____12-01-2008_____ AND ENDING_____11-30-2009_____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AGF SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

66 WELLINGTON STREET WEST, 31ST FLOOR
                                (No. and Street)

TORONTO   ONTARIO   M5K 1E9
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PETER E. SCHERER   416-865-4250
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS
                        (Name – if individual, state last, first, middle name)

SUITE #3000 BOX 82, ROYAL TRUST TOWER, TD CENTRE, TORONTO, ONTARIO M5K 1G8
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____PETER E. SCHERER_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____AGF SECURITIES, INC._____ , as

of _____NOVEMBER 30_____, 20_09____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____Signature

CFO of AGF SECURITIES, INC.
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

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Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART II `11`

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) `X` `16`   2) Rule 17a-5(b) `17`   3) Rule 17a-11 `18`
4) Special request by designated examining authority `19`   5) Other `26`

NAME OF BROKER-DEALER

AGF SECURITIES, INC. `13`

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

66 WELLINGTON STREET WEST, 31ST FLOOR `20`

(No. and Street)

TORONTO `21`   ONTARIO `22`   M5K 1E9 `23`

(City)   (State)   (Zip Code)

SEC FILE NO.

8 8-13675 `14`

FIRM I.D. NO.

2S-00998 `15`

FOR PERIOD BEGINNING (MM/DD/YY)

12-01-2008 `24`

AND ENDING (MM/DD/YY)

11-30-2009 `25`

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

`30`

NAMES OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

`32`
`34`
`36`
`38`

(Area Code) — Telephone No.

`31`

OFFICIAL USE

`33`
`35`
`37`
`39`

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS?   YES `40` NO `41`

CHECK HERE IF RESPONDENT IS FILING AN AUDITIED REPORT   `X` `42`

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements, and schedukes remain true, correct and complete as previously submitted.

Dated the _____22th_____ day of __January__ , 2010
Manual signatures of:

1)_____
Principal Executive Officer or Managing Partner

2)_____
Principal Financial Officer or Partner

3)_____
Principal Operations Officer or Partner

ATTENTION — Intentional misstatement or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

PRICEWATERHOUSECOOPERS

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

SUITE #3000 BOX 82, ROYAL TRUST TOWER, TD CENTRE,

TORONTO, ONTARIO M5K 1G8 | 70 |

ADDRESS

	71		72		73		74
Number and Street		City		State		Zip Code	

CHECK ONE

☐ Certified Public Accountant | 75 |

☐ Public Accountant | 76 |

☒ Accountant not resident in United States
or any of its possessions | 77 |

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
	50		51		52		53

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER AGF SECURITIES, INC.

N2 | 100

STATEMENT OF FINANCIAL CONDITION

as of (MM/DD/YY) ___11-30-2009___ | 99
SEC FILE NO. ___81-13675___ | 98
Consolidated | 198
Unconsolidated | 199

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 1,813,601	200			$ 1,813,601	750
2. Cash segregated in compliance with federal and other regulations		210				760
3. Receivable from brokers or dealers and clearing organizations:						
A. Failed to deliver:						
1. Includable in "Formula for Reserve Requirements"		220				
2. Other		230				770
B. Securities borrowed:						
1. Includable in "Formula for Reserve Requirements"		240				
2. Other		250				780
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		260				
2. Other		270				790
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		280				
2. Other	2,769	290			2,769	800
E. Other		300	$ 25,000	550	25,000	810
4. Receivables from customers:						
A. Securities accounts:						
1. Cash and fully secured accounts		310				
2. Partly secured accounts		320		560		
3. Unsecured accounts				570		
B. Commodity accounts		330		580		
C. Allowance for doubtful accounts	( )	335	( )	590		820
5. Receivables from non-customers:						
A. Cash and fully secured accounts		340				
B. Partly secured and unsecured accounts		350		600		830
6. Securities purchased under agreements to resell		360		605		840
7. Securities and spot commodities owned, at market value:						
A. Bankers acceptances, certificates of deposit and commercial paper		370				
B. U.S. and Candaian government obligations		380				
C. State and municipal government obligations		390				
D. Corporate obligations		400				

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER AGF SECURITIES, INC.

as of 11-30-2009

STATEMENT OF FINANCIAL CONDITION

ASSETS

	Allowable		Non-Allowable		Total	
E. Stocks and warrants [9]	$ 56,040	410				
F. Options		420				
G. Arbitrage		422				
H. Other securities		424				
I. Sport commodities		430		$	56,040	850
8. Securities owned not readily marketable:						
A. At Cost [8] $ 186,720 [130]		440	$	610		860
9. Other investments not readily marketable:						
A. At Cost $ [140]						
B. At estimated fair value		450		620		870
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:						
A. Exempted securities $ [150]						
B. Other $ [160] [10]		460		630		880
11. Secured demand notes- market value of collateral:						
A. Exempted securities $ [170]						
B. Other $ [180]		470		640		890
12. Memberships in exchanges:						
A. Owned, at market value $ [190]						
B. Owned at cost				650		
C. Contributed for use of company, at market value [12]				660		900
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480	4,070	670 [14]	4,070	910
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)		490		680		920
15. Other Assets:						
A. Dividends and interest receivable		500		690		
B. Free shipments		510		700		
C. Loans and advances		520		710		
D. Miscellaneous [11]		530	10,171	720	10,171	930
16. TOTAL ASSETS	$ 1,872,410	540 [13]	$ 39,241	740	$ 1,911,651	940

OMIT PENNIES

BROKER OR DEALER AGF SECURITIES, INC.	as of 11-30-2009

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities*	Non-A.I. Liabilities*	Total
17. Bank loans payable:			
A. Includable in "Formula for Reserve Requirements"	$ [1030]	$ [1240]	$ [1460]
B. Other	[1040]	$ [1250]	$ [1470]
18. Securities sold under repurchase agrement....		[1260]	[1480]
19. Payable to brokers or dealers and clearing organizations:			
A. Failed to receive:			
1. Includable in "Formula for Reserve Requirements"	[1050]	[1270]	[1490]
2. Other	[1060]	[1280]	[1500]
B. Securities loaned:			
1. Includable in "Formula for Reserve Requirements"	[1070]		21 [1510]
2. Other	16 [1080]	[1290]	[1520]
C. Omnibus accounts:			
1. Includable in "Formula for Reserve Requirements"	[1090]		[1530]
2. Other	[1095]	19 [1300]	[1540]
D. Clearing organizations:			
1. Includable in "Formula for Reserve Requirements"	[1100]		[1550]
2. Other	[1105]	[1310]	[1560]
E. Other:	[1110]	[1320]	[1570]
20. Payable to customers:			
A. Securities accounts-including free credits of ....15$ [950]	[1120]		22 [1580]
B. Commodities accounts	17 [1130]	[1330]	[1590]
21. Payable to non customers:			
A. Securities accounts	[1140]	[1340]	[1600]
B. Commodities accounts	[1150]	[1350]	[1610]
22. Securities sold not yet purchased at market value-including arbitrage of ....$ [960]		[1360]	[1620]
23. Accounts payable and accrued liabilities and expenses:			
A. Drafts payable	[1160]		[1630]
B. Accounts payable	2,893 [1170]		2,893 [1640]
C. Income taxes payable	[1180]		23 [1650]
D. Deferred income taxes		20 [1370]	[1660]
E. Acrued expenses and other liabilities	[1190]		[1670]
F. Other	18 [1200]	[1380]	[1680]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

BROKER OR DEALER AGF SECURITIES, INC.   as of 11-30-2009

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities*	Non-A.I. Liabilities*	Total

24. Notes and mortgages payable:

A. Unsecured	$	[1210]		$	[1690]
B. Secured	25	[1211] $	[1390]		[1700]

25. Liabilities subordinated to claims of general creditors:

A. Cash borrowings:
  1. from outsiders 24 $_____ [970]   → [1400]   [1710]
  2. Includes equity subordination (15c3-1(d)) of ...... $_____ [980]

B. Securities borowings, at market value ...... from outsiders $_____ [990]   → [1410]   [1720]

C. Pursuant to secured demand note collateral agreements ......
  1. from outsiders $_____ [1000]   → [1420] 27 [1730]
  2. Includes equity subordination (15c3-1(d)) of ...... $_____ [1010]

D. Exchange memberships contributed for use of company, at market value ......   26 [1430]   [1740]

E. Accounts and other borrowings not qualified for net capital purposes ......   [1220]   [1440]   [1750]

26. TOTAL LIABILITIES	$	2,893	[1230] $	[1450]	$	2,893 [1760]

Ownership Equity

27. Sole Proprietorship		$	[1770]
28. Partnership-limited partners	$ [1020]	$	[1780]

29. Corporation:

A. Preferred stock		[1791]
B. Common stock	28	25,850 [1792]
C. Additional paid-in capital		51,700 [1793]
D. Retained earnings		1,831,208 [1794]
E. Total		1,908,758 [1795]
F. Less capital stock in treasury		( ) [1796]
30. TOTAL OWNERSHIP EQUITY	$	1,908,758 [1800]

31. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$	1,911,651 [1810]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER AGF SECURITIES, INC.   as of 11-30-2009

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Conditon - Item 1800		$ 1,908,758	3480
2. Deduct Ownership equity not allowable for Net Capital		( )	3490
3. Total ownership equity qualified for Net Capital		1,908,758	3500

4. Add:
   - A. Liabilities subordinated to claims of general creditors allowable in computation of net capital **3520**
   - B. Other (deductions) or allowable credits (List) .... ‚33 **3525**

5. Total capital and allowable subordinated liabilities .... $ 1,908,758 **3530**

6. Deductions and/or charges:
   - A. Total nonallowable assets from
     Statement of Financial Condition (Notes B and C) .... $ 37,916 **3540**
     1. Additional charges for customers' and
        non-customers' security accounts .... $ **3550**
     2. Additional charges for customers' and
        non-customers' commodity accounts **3560**
   - B. Aged fail-to-deliver **3570**
     1. Number of items .... ‚29 **3450**
   - C. Aged short security differences-less
     reserve of .... $ **3460** ‚30 **3580**
     number of items **3470**
   - D. Secured demand note deficiency **3590**
   - E. Commodity futures contracts and spot commodities
     - proproetary capital charges **3600**
   - F. Other deductions and/or charges 95,000 **3610**
   - G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) **3615**
   - H. Total deductions and/or charges .... (132,916) **3620**

7. Other additions and/or allowable credits (List) 1,775,842 **3630**

8. Net capital before haircuts on securities positions .... $ **3640**

9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):
   - A. Contractual securities committments .... $ 4,968 **3660**
   - B. Subordinated securities borrowings **3670**
   - C. Trading and investment securities:
     1. Bankers' acceptances, certificates of deposit and commercial paper .... ‚31 **3680**
     2. U.S. and Canadian government obligations **3690**
     3. State and municipal government obligations **3700**
     4. Corporate obligations **3710**
     5. Stocks and warrants **3720**
     6. Options **3730**
     7. Arbitrage **3732**
     8. Other securities .... ‚32 8,406 **3734**
   - D. Undue Concentration **3650**
   - E. Other (List) **3736** (13,374) **3740**

10. Net Capital .... $ 1,762,468 **3750**

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER AGF SECURITIES, INC.   as of 11-30-2009

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19) .... $ 193 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement
     of subsidiaries computed in accordance with Note (A) .... $ 5,000 [3758]
13. Net capital requirement (greater of line 11 or 12) .... $ 5,000 [3760]
14. Excess net capital (line 10 less 13) .... $ 1,757,468 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19) ....₃₅$ 1,762,179 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition .... $ 2,893 [3790]
17. Add:
     A.   Drafts for immediate credit ....₃₄$ _____ [3800]
     B.   Market value of securities borrowed for which no equivilent value
         is paid or credited...$ _____ [3810]
     C.   Other unrecorded amounts (List) ....$ _____ [3820] $ _____ [3830]
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii)) .... $ _____ [3838]
19. Total aggregate indebtedness .... $ 2,893 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10) .... %   0.2% [3850]
21. Percentage of aggregate indebtedness to net capital *after* anticipated capital withdrawals
     (line 19 ÷ by line 10 less Item 4880 page 25) .... % _____ [3853]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3
     prepared as of date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits ....₃₆$ _____ [3870]
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of
     subsidiaries computed in accordance with Note (A)... $ _____ [3880]
24. Net capital requirement (greater of line 22 or 23) .... $ _____ [3760]
25. Excess net capital (line 10 less 24) .... $ _____ [3910]
26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line17 page 8) .... % _____ [3851]
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits
     (line 10 less item 4880 page 11 ÷ by line 17 page 8) .... % _____ [3854]
28. Net capital in excess of the greater of:
     A.   5% of combines aggregate debit items or $120,000 .... $ _____ [3920]

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) .... % _____ [3860]
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under
     Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital .... % _____ [3852]

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each
     subsidiary to be consolidated, the greater of:
     1.   Minimum dollar net capital requirement , or
     2.   6⅔% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.
(B) Do not deduct the value of securities borrowed under subordination agrements or secured demand notes covered by subordination agrements not in satisfactory form
     and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable
     assets.
(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

SEC 1695 (07-02) 13 of 28

PART II - FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

BROKER OR DEALER AGF SECURITIES, INC.	For the period (MMDDYY) from 120108 `3932` to 113009 `3933`	
	Number of months included in this statement 12 `3931`	

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:
   a. Commissions on transactions in listed equity securities executed on an exchange .... $ _____ `3935`
   b. Commissions on transactions in exchange listed equity securities executed over-the-counter .... _____ `3937`
   c. Commissions on listed option transactions .... _____ `3938`
   d. All other securities commissions .... _____ `3939`
   e. Total securities commissions .... `40` _____ `3940`
2. Gains or losses on firm securities trading accounts
   a. From market making in over-the-counter equity securities .... _____ `3941`
      1. Includes gains or (losses) OTC market making in exchange listed equity securities .... _____ `3943`
   b. From trading in debt securities .... _____ `3944`
   c. From market making in options on a national securities exchange .... _____ `3945`
   d. From all other trading .... _____ `3949`
   e. Total gains or (losses) .... _____ `3950`
3. Gains or losses on firm securities investment accounts
   a. Includes realized gains (losses) .... _____ `4235`
   b. Includes unrealized gains (losses) .... _____ `4236`
   c. Total realized and unrealized gains (loses) .... `41` _____ `3952`
4. Profits or (losses) from underwriting and selling groups .... _____ `3955`
   a. Includes underwriting income from corporate equity securities .... _____ `4237`
5. Margin interest .... _____ `3960`
6. Revenue from sale of investment company shares .... _____ `3970`
7. Fees for account supervision, investment advisory and administrative services .... _____ `3975`
8. Revenue from research services .... _____ `3980`
9. Commodities revenue .... _____ `3990`
10. Other revenue related to securities business .... `42` _____ `3985`
11. Other revenue .... 52,188 `3995`
12. Total revenue .... $ 52,188 `4030`

EXPENSES

13. Registered representative's compensation .... $ _____ `4110`
14. Clerical and administrative employees' expenses .... 9,384 `4040`
15. Salaries and other employment costs for general partners, and voting stockholder officers .... _____ `4120`
   a. Includes interest credited to General and Limited Partners capital accounts .... _____ `4130`
16. Floor brokerage paid to certain brokers (see definition) .... _____ `4055`
17. Commissions and clearance paid to all other brokers (see definition) .... `43` _____ `4145`
18. Clearance paid to non-brokers (see definition) .... _____ `4135`
19. Communications .... _____ `4060`
20. Occupancy and equipment costs .... _____ `4080`
21. Promotional costs .... _____ `4150`
22. Interest expense .... _____ `4075`
   a. Includes interest on accounts subject to subordination agreements .... _____ `4070`
23. Losses in error account and bad debts .... _____ `4170`
24. Data processing costs (including service bureau service charges) .... `44` _____ `4186`
25. Non-recurring charges .... _____ `4190`
26. Regulatory fees and expenses .... _____ `4195`
27. Other expenses .... 17,865 `4100`
28. Total expenses .... $ 27,249 `4200`

NET INCOME

29. Income (loss) before Federal income taxes and items below (Item 12 less Item 28) .... 24,939 `4210`
30. Provision for Federal income taxes (for parent only) .... (310) `4220`
31. Equity in earnings (losses) of unconsolidated subsidiaries not included above .... `45` _____ `4222`
   a. After Federal income taxes of .... `39` _____ `4238`
32. Extraordinary gains (losses) .... _____ `4224`
   a. After Federal income taxes of .... _____ `4239`
33. Cumulative effect of changes in accounting principles .... _____ `4225`
34. Net income (loss) after Federal income taxes and extraordinary items .... $ 24,629 `4230`

MONTHLY INCOME

35. Income (current month only) before provision for Federal income taxes and extraordinary items .... $ _____ `4211`

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER AGF SECURITIES, INC.   as of 11-30-2009

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

1. Free credit balances and other credit balancesin customers' security
   accounts (see Note A, Exhibit A, Rule 15c3-3) .... $_46_ $ _____ | 4340 |

2. Monies borrowed collateralized by securities carried for the accounts of
   customers (see Note B) .... _____ | 4350 |

3. Monies payable against customers' securities loaned (see Note C) .... _____ | 4360 |

4. Customers' securities failed to receive (see Note D) .... _____ | 4370 |

5. Credit balances in firm accounts which are attributable to principal sales to customers .... _____ | 4380 |

6. Market value of stock dividends, stock splits and similar distributions receivable outstanding
   over 30 calendar days .... _____ | 4390 |

7. **Market value of short security count differences over 30 calendar days old .... _____ | 4400 |

8. **Market value of short securities and credits (not to be offset by logs or by
   debits) in all suspense accounts over 30 calendar days .... $_47_ _____ | 4410 |

9. Market value of securities which are in transfer in excess of 40 calendar days and have not been
   confirmed to be in transfer by the transfer agnet or the issuer during the 40 days .... _____ | 4420 |

10. Other (List) .... _____ | 4425 |

11. TOTAL CREDITS .... $ ____N/A____ | 4430 |

DEBIT BALANCES

12. **Debit balances in customers' cash and margin accounts excluding unsecured accounts and
    accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3 ...... $ _____ | 4440 |

13. Securities borrowed to effectuate short sales by customers and securities borrowed to make
    delivery on customers' securities failed to deliver .... _____ | 4450 |

14. Failed to deliver of customers' securities not older than 30 calendar days .... _____ | 4460 |

15. Margin required and on deposit with Options Clearing Corporation for all option contracts
    written or purchased in customer accounts (see Note F) .... _____ | 4465 |

16. Other (List). .... $_48_ _____ | 4469 |

17. **Aggregate debit items .... $ _____ | 4470 |

18. **Less 3% (for alternative method only--see Rule 15c3-1(f)(5)(i) .... (_____) | 4471 |

19. **TOTAL 14c3-3 DEBITS .... $ _____ | 4472 |

RESERVE COMPUTATION

20. Excess of total debits over total credits (line 19 less line 11) .... $_49_ $ _____ | 4480 |

21. Excess of total credits over total debits (line 11 less line 19) .... _____ | 4490 |

22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits .... _____ | 4500 |

23. Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities, at end of reporting period .... _____ | 4510 |

24. Amount of deposit (or withdrawal) including
    $ _____ | 4515 | value of qualified securities .... _____ | 4520 |

25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including
    $ _____ | 4525 | value of qualified securities .... $ _____ | 4530 |

26. Date of deposit (MMDDYY) .... _____ | 4540 |

FREQUENCY OF COMPUTATION

27. Daily _50 _____ | 4332 | Weekly _____ | 4333 | Monthly _____ | 4334 |

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in
   accordance with the requirements of paragraph (f) of Rule 15c3-1.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER AGF SECURITIES, INC.   as of 11-30-2009

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check only one)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 ....52 $ ___X___ | 4550 |

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... _____ | 4560 |

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm 51 _____ | 4335 | _____ | 4570 |

D. (k)(3) — Exempted by order of the Commission .... _____ | 4580 |

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and number of otems of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possesion or control as of the report date
(for which instructions to reduce to possession or control had been issued as of the report date) but for which the required
action was not taken by respondent within the time frame specified under Rul 15c3-3. Notes A and B .... $ _____ | 4586 |
   A. Number of items .... _____ | 4587 |

2. Customers' fully paid securities and excess margin securities for which instructions to reduce possession or control had not
been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations"
as permitted under Rule 15c3-3. Notes B, C and D .... $ _____ | 4588 |
   A. Number of items .... 53 _____ | 4589 |

   OMIT PENNIES

3. The system and procedures utilitzed in complying with the requirement to maintain physical possession or control of
customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to
fulfill the requirements of Rule 15c3-3 .... Yes _____ | 4584 | No _____ | 4585 |

NOTES

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c3-3 to be in possession or control but for which no action was
required by the respondent as of the report date or required action was taken by respondent with the time frames specified under Rule 15c3-3.

B—State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the
respondent.

C—Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such
date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This
information may be required on a more frequest basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER AGF SECURITIES, INC.   as of 11-30-2009

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

CUSTOMER'S REGULATED COMMODITY FUTURES ACCOUNTS

SEGREGATION REQUIREMENTS

1. Net ledger balance:
   A. Cash .... N/A [7010]
   B. Securities (at market) .... [7020]
2. Net unrealized profit (loss) in open futures contracts traded on a contract market .... [7030]
3. Exchange traded options:
   A. Add: Market Value of an open option contracts purchased on a contract market .... [7032]
   B. Deduct: Market Value of an open option contracts granted (sold) on a contract market .... [7033]
4. Net equity (deficit) (total of 1, 2 and 3) .... [7040]
5. Add accounts liquidating to a deficit and accounts with debit balances with no open trades .... [7050]
6. Amount required to be segregated (total of 5 and 4) .... [7060]

FUNDS ON DEPOSIT IN SEGREGATION

7. Deposited in segregated funds bank accounts:
   A. Cash .... [7070]
   B. Securities representing investments of customers' fund (at market) .... [7080]
   C. Securities held in particular customers or option customers in lieu of cash (at market) .... [7090]
8. Margin on deposits with clearing organizations of contract markets:
   A. Cash .... [7100]
   B. Securities representing investments of customers' fund (at market) .... [7110]
   C. Securities held in particular customers or option customers in lieu of cash (at market) .... [7120]
9. Settlement due from (to) clearing organizations of contract markets .... [7130]
10. Exchange traded options:
   A. Add: Unrealized receivables for option contracts purchased on contract markets .... [7132]
   B. Deduct: Unrealized obligations for option contracts granted (sold) on contract markets .... [7133]
11. Net equities with other FCMs .... [7140]
12. Segregated funds on hand:
   A. Cash .... [7150]
   B. Securities representing investments of customers' funds (at market) .... [7160]
   C. Securities held for particular customers in lieu of cash (at market) .... [7170]

13. Total amount in segregation *total of 7 through 12) .... $ [7180]
14. Excess (insufficiency) funds in segregation (13 minus 6) .... $ [7190]

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER   AGF SECURITIES, INC.   as of 11-30-2009

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposal Withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
54 [4600]	[4601]	[4602] $	[4603]	[4604]	[4605]
55 [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
56 [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
57 [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
58 [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
59 [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
60 [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
61 [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
62 [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
63 [4690]	[4691]	[4692]	[4693]	[4694]	[4695]

Total $ 64   NIL   [4699*]

OMIT PENNIES

* To agree with the total on Recap (Item No. 4880)

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: **DESCRIPTIONS**
1.   Equity Capital
2.   Subordinated Liabilities
3.   Accruals
4.   15c3-1(c)(2)(iv) Liabilities

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Capital Withdrawals
PART II

BROKER OR DEALER   AGF SECURITIES, INC.   as of 11-30-2009

RECAP
Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months
and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

1. **Equity Capital**
   A. Partnership Capital:
      1. General Partners .... $\overset{\tau}{65}$ \$ _____ | 4700 |
      2. Limited .... _____ | 4710 |
      3. Undistributed Profits .... _____ | 4720 |
      4. Other (describe below) .... _____ | 4730 |
      5. Sole Proprietorship .... _____ | 4735 |
   B. Corporation Capital:
      1. Common Stock .... _____ | 4740 |
      2. Preferred Stock .... _____ | 4750 |
      3. Retained Earnings (Dividends and Other) .... $\overset{\tau}{66}$ _____ | 4760 |
      4. Other (describe below) .... _____ | 4770 |
2. **Subordinated Liabilities**
   A. Secured Demand Notes .... _____ | 4780 |
   B. Cash Subordinates .... _____ | 4790 |
   C. Debentures .... _____ | 4800 |
   D. Other (describe below) .... _____ | 4810 |
3. **Other Anticipated Withdrawals**
   A. Bonuses .... _____ | 4820 |
   B. Voluntary Contributions to Pension or Profit Sharing Plans .... $\overset{\tau}{67}$ _____ | 4860 |
   C. Other (describe below) .... _____ | 4870 |
      Total .... \$ _____ | 4880 |
4. **Description of Other**

   _____

   _____

   _____

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period .... \$ 1,884,129 | 4240 |
   A. Net income (loss) ....   24,629 | 4250 |
   B. Additions (includes non-conforming capital of .... \$ _____ | 4263 | $\overset{\tau}{68}$ _____ | 4260 |
   C. Deductions (includes non-conforming capital of .... \$ _____ | 4272 | _____ | 4270 |
2. Balance, end of period (From Item 1800) .... \$ 1,908,758 | 4290 |

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period .... \$ _____ | 4300 |
   A. Increases .... _____ | 4310 |
   B. Decreases .... (_____) | 4320 |
4. Balance, end of period (From Item 3520) .... \$ _____ | 4330 |

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER AGF SECURITIES, INC.   as of 11-30-2009

FINANCIAL AND OPERATIONAL DATA

1. Month end total number of stock record breaks unresolved over three business days

		Valuation		Number	
A. breaks long	$		4890		4900
B. breaks short	⊽72 $		4910	⊽74	4920

2. Is the firm in compliance with Rule 17a-13 regarding periodic count and verification of securities positions and locations at least once in each calendar quarter? (Check one)   Yes ☒ 4930   No ☐ 4940

3. Personnel employed at end of reporting period:

A. Income producing personnel	2	4950
B. Non-income producing personnel (all other)		4960
C. Total	2	4970

4. Actual number of tickets executed during current month of reporting period ___ 4980
5. Nunber of corrected customer confirmations mailed after settlement date ___ 4990

	No. of Items	Debit (Short Value)	No. of Items	Credit (Long Value)
6. Money differences ⊽69	5000 $	5010	5020 ⊽75 $	5030
7. Security suspense accounts	5040 $	5050	5060 $	5070
8. Security difference accounts	5080 $	5090	5100 $	5110
9. Commodity suspense accounts	5120 $	5130	5140 $	5150
10. Open transactions with correspondents, other brokers, clearing organizations, depositories and interoffice and inter-company accounts which could result in a charge — unresolved amounts over 30 calendar days	5160 $	5170	5180 $	5190
11. Bank account reconcilliations — unresolved amounts over 30 calendar days	5200 ⊽71 $	5210 ⊽73	5220 $	5230
12. Open transfers over 40 calendar days, not confirmed	5240 $	5250	5260 $	5270
13. Transactions in reorganization accounts — over 60 calendar days ⊽70	5280 $	5290	5300 ⊽76 $	5310
14. Total	5320 $	5330	5340 $	5350

	No. of Items	Leger Amount	Market Value
15. Failed to deliver 11 business days or longer (21 Business Days or longer in the case of Municipal Securities)	5360 $	5361	5362
16. Failed to receive 11 business days of longer (21 business Days or longer in the case of Municipal Securities)	5363 $	5364	5365

17. Security concentrations (See instructions in Part I):

A. Proprietary positions	$	5370
B. Customers' accounts under Rule 15c3-3	$	5374
18. Total of personal capital borrowings due within six months	$	5378
19. Maximum haircuts on underwriting commitments during the period ⊽77	$	5380
20. Planned capital expenditures for business expansion during next six months	$	5382
21. Liabilities of other individuals or organizations guaranteed by respondent	$	5384
22. Lease and rentals payable within one year	$	5386
23. Aggregate lease and rental commitments payable for entire term of the lease		
A. Gross	$	5388
B. Net	$	5390

OMIT PENNIES